CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2005                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X|   Form 40-F |_|
                      ---             ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_|    No |X|
                ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

              Natuzzi Announces Second Quarter and First
                     Half 2005 Financial Results

    Business Editors/Retail Writers/Manufacturing Writers

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 7,
2005--Natuzzi S.p.A. (NYSE: NTZ):

    -- Net sales decreased by 18.3 percent at EUR 165.6 million and units sold by 15.4 percent over the second quarter of 2004

    -- Net losses of EUR 8.4 million versus net earnings of EUR 12.7 million reported in second quarter 2004

    --  Cash flow from operations at EUR 4.2 million in first half
        2005

    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the second quarter and first half 2005.

    NET SALES

    Natuzzi 2005 second quarter net sales decreased to EUR 165.6 million, or $208.5 million, down by 18.3 percent from EUR 202.6 million, or $244.1 million, over the same comparable quarter of 2004. During the same period total seats sold decreased 15.4 percent. Considering the six-month period, net sales were down by 15.8 percent at EUR 332.1 million, or $426.7 million, and total seats sold by 14.2 percent.
    In the second quarter of 2005 net upholstery sales were EUR 145.0 million, or $182.6 million, down by 19.9% as compared to EUR 181.1 million, or $218.2 million reported for the same quarter of 2004. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased by 4.2 percent to EUR 20.6 million, or $ 25.9 million.
    During the second quarter of 2005 net upholstery sales in the Americas were EUR 57.6, or $72.5 million, 24.8 percent down from EUR 76.6, or $ 92.3 million, reported a year earlier. In Europe, net upholstery sales decreased 14.1 percent to EUR 78.4 million, or $98.7 million, and in the rest of the world by 31.8 percent to EUR 9.0 million, or $11.3 million.
    In the second quarter of 2005, total net sales to our retail chains Divani & Divani by Natuzzi stores, Natuzzi stores, La Galleria store and Kingdom of Leather stores were EUR 27.0 million, or $34.0 million, down by 14.0 percent on a quarterly basis. During the same quarter 11 new stores were opened (of which 4 in Spain, 2 in China, and 1 in Lebanon, Sweden, Arab Emirates, Australia and New Zealand), whereas 2 stores were closed in Italy and 1 in Portugal, Switzerland and Hungary. Therefore, as of June 30, 2005, the total number of stores was 277 (of which 137 located in Italy).
    Leather-upholstered furniture sales decreased by 19.9 percent over last year's second quarter to EUR 120.7 million, or $152.0 million, and fabric-upholstered furniture by 20.1 percent to EUR 24.3 million, or $30.6 million.
    Net sales for the Natuzzi branded products during the second quarter 2005 were EUR 97.3 million, or $122.5 million, 29.0% down with respect to the last year's comparable quarter, whereas, over the same period, sales for the Italsofa products increased by 8.4 percent to EUR 47.7 million, or $60.1 million.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said "The economic and industry scenario remained difficult during the second quarter 2005: Aggressive price competition, rising fuel costs, strong competition for consumers' discretionary spending, weak US dollar. All these factors had a negative impact on our sales and order flow both in terms of volume and lower price-mix.".

    GROSS PROFIT & OPERATING INCOME

    Natuzzi's second quarter 2005 gross profit was EUR 51.7 million, or $65.1 million, down from EUR 78.7 million, or $94.8 million, reported one year earlier. Gross profit margin decreased from 38.8 percent to 31.2 percent.
    In the second quarter 2005 the Company reported an operating loss of EUR 8.2 million, or a loss of $10.3 million, versus an operating income of EUR 16.8 million, or $20.2 million, registered in the second quarter of 2004.

    FOREX & TAXES

    In the second quarter 2005, Natuzzi had a net foreign exchange loss of EUR 1.6 million, or a loss of $2.0 million, versus a net foreign gain of EUR 1.4 million, or $1.7 million, reported in last year's comparable period.
    The Company reported in the second quarter of 2005 income tax credits for EUR 2.3 million, or $2.9 million, whereas in the same quarter last year it reported income tax expenses for EUR 5.7 million, or $ 6.9 million.

    NET INCOME & EARNINGS PER SHARE

    In the second quarter 2005 the Company reported net losses of EUR
8.4 million, or $10.6 million net losses, versus net earnings of EUR
12.7 million, or $15.3 million reported in the second quarter of last year. Losses per share (ADR) were EUR 0.15, or $0.19 losses per share, from EUR 0.23 earnings per share, or $0.28 earnings per share, reported in the second quarter 2004.
    Considering the first six months of 2005 the Company reported net losses of EUR 11.9 million, or $15.3 million net losses, versus net earnings of EUR 22.1 million, or $ 27.1 million in 2004, and losses per share of EUR 0.22, or $0.28 losses per ADR, down from earnings per share of EUR 0.40, or $0.49, reported in 2004.
    Pasquale Natuzzi commented "The disappointing results were due to lower sales not balanced by a similar trend in fixed costs, fewer working days consequent to the order flow reduction and the persistent unfavorable currency conditions".

    CASH FLOW

    In the first six months of 2005 net cash flow from operations decreased 90.8 percent to EUR 4.2 million, or $5.4 million, from EUR
45.6 million, or $ 55.9 million, generated in the same period of 2004. On a per ADR basis, net operating cash flow was EUR 0.08, or $0.10, versus EUR 0.83, or $ 1.02 in the first half of 2004.

    OUTLOOK

    Concluded Mr. Natuzzi: "The negative results reported in the first six months of 2005 and the challenging economic and market scenario will affect full year performance both in terms of revenues and net results. We expect a 10 to 15 percent decrease of units sold and we should be close to break even for the full year 2005.
    The Company is focused on differentiating its brands from the competition. The Natuzzi brand is strengthening its market reputation as a global furniture brand through dedicated distribution, advertising, innovative and exclusive product design and quality. Italsofa, the promotional line, is growing thanks to a successful mix of Italian design and cost competitive manufacturing operations.
    At the same time, we are implementing the recently announced restructuring plan finalized to reduce manufacturing costs in Italy and increase overall efficiencies.
    As a result of the aforesaid initiatives, we expect to return to profit in 2006 in a range of 3 percent on net sales".

    CONVERSION RATES

    The second quarter 2005 and 2004 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2591 per EUR and $ 1.2047 per EUR, respectively. The six months figures for 2005 and 2004 were converted at an average noon buying rate of $
1.2848 per EUR and $ 1.2269 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 136 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 142 licensed Divani & Divani by Natuzzi and Natuzzi stores, including 6 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the second quarter ended June 30, 2005 and 2004 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)

                          2nd Quarter   %    2nd Quarter   %      %
                          ----------- ------ ----------- ----- -------
                             2005     Sales     2004     Sales Change
                          ----------- ------ ----------- ----- -------

     Upholstery net sales      145.0              181.1         -19.9%
              Other sales       20.6               21.5          -4.2%
                          -----------        -----------
Net Sales                      165.6  100.0%      202.6 100.0%  -18.3%

                Purchases      (75.4)             (84.1)        -10.3%
                    Labor      (27.9)             (26.3)          6.1%
Third-party Manufacturers       (6.5)              (6.9)         -5.8%
      Manufacturing Costs       (8.1)              (7.1)         14.1%
         Inventories, net        4.0                0.5         700.0%
                          -----------        -----------
Cost of Sales                 (113.9)            (123.9)         -8.1%

                          -----------        -----------
Gross Profit                    51.7   31.2%       78.7  38.8%  -34.3%

         Selling Expenses      (48.4)             (51.7)         -6.4%

             General and
  Administrative Expenses      (11.5)             (10.2)         12.7%

                          -----------        -----------
Operating Income (Loss)         (8.2)  -5.0%       16.8   8.3% -148.8%

     Interest Income, net        0.0               (0.1)
    Foreign Exchange, net       (1.6)               1.4
        Other Income, net       (1.0)               0.3

Earnings (Losses) before
 taxes and minority
 interest                 -----------        -----------
                               (10.8)              18.4        -158.7%

             Income taxes        2.3               (5.7)       -140.4%

Earnings (Losses) before
 minority interest        -----------        -----------
                                (8.5)              12.7        -166.9%

        Minority Interest       (0.1)              (0.0)

                          -----------        -----------
Net Earnings (Losses)           (8.4)  -5.1%       12.7   6.3% -166.1%
                          ===========        ===========

   Earnings (Losses) per
    Share                      (0.15)              0.23
                          ===========        ===========

Average Number of Shares
 Outstandings(a)          54,681,628         54,681,628
(a) Net of shares repurchased                     1 EUR = 1,936.27 ITL

                KEY FIGURES IN U.S. DOLLARS (millions)
                --------------------------------------

                                     2nd Quarter 2005 2nd Quarter 2004
                                     ---------------- ----------------
Net Sales                                       208.5            244.1
Gross Profit                                     65.1             94.8
Operating Income (Loss)                         -10.3             20.2
Net Earnings (Losses)                           -10.6             15.3

Earnings (Losses) per Share in U.S.
 dollars                                        -0.19             0.28
Average exchange rate (U.S. dollar
 per Euro)                                     1.2591           1.2047

                    NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for six months ended June 30, 2005 and 2004 on the basis of Italian
                                 GAAP
         (Expressed in millions of EUR except per share data)

                           1st Half     %     1st Half     %      %
                          ----------- ------ ----------- ----- -------
                             2005     Sales     2004     Sales Change
                          ----------- ------ ----------- ----- -------

     Upholstery net sales      291.5              350.6         -16.9%
              Other sales       40.6               43.8          -7.3%
                          -----------        -----------
Net Sales                      332.1  100.0%      394.4 100.0%  -15.8%

                Purchases     (154.3)            (170.1)         -9.3%
                    Labor      (56.1)             (53.9)          4.1%
Third-party Manufacturers      (13.0)             (15.4)        -15.6%
      Manufacturing Costs      (16.2)             (14.7)         10.2%
         Inventories, net       14.3                6.4         123.4%
                          -----------        -----------
Cost of Sales                 (225.3)            (247.7)         -9.0%

                          -----------        -----------
Gross Profit                   106.8   32.2%      146.7  37.2%  -27.2%

         Selling Expenses      (94.5)             (96.3)         -1.9%

             General and
  Administrative Expenses      (21.6)             (19.8)          9.1%

                          -----------        -----------
Operating Income (Loss)         (9.3)  -2.8%       30.6   7.8% -130.4%

     Interest Income, net        0.0               (0.1)
    Foreign Exchange, net       (3.0)               0.9
        Other Income, net       (1.0)               0.4

Earnings (Losses) before
 taxes and minority
 interest                 -----------        -----------
                               (13.3)              31.8        -141.8%

             Income taxes        1.3               (9.7)       -113.4%

Earnings (Losses) before
 minority interest        -----------        -----------
                               (12.0)              22.1        -154.3%

        Minority Interest       (0.1)               0.0

                          -----------        -----------
Net Earnings (Losses)          (11.9)  -3.6%       22.1   5.6% -153.8%
                          ===========        ===========

   Earnings (Losses) per
    Share                      (0.22)              0.40
                          ===========        ===========

Average Number of Shares
 Outstandings(a)          54,681,628         54,681,628
(a) Net of shares repurchased                     1 EUR = 1,936.27 ITL

                KEY FIGURES IN U.S. DOLLARS (millions)
                --------------------------------------

                                          1st Half 2005 1st Half 2004
                                          ------------- --------------
Net Sales                                         426.7         483.9
Gross Profit                                      137.2         180.0
Operating Income (Loss)                           -11.9          37.5
Net Earnings (Losses)                             -15.3          27.1

Earnings (Losses) per Share in U.S.
 dollars                                          -0.28          0.49
Average exchange rate (U.S. dollar per
 Euro)                                           1.2848        1.2269

                         GEOGRAPHIC BREAKDOWN

                               Sales               Seat Units
                           (Expressed in
                            millions of
                                EUR)
                            2nd     2nd           2nd     2nd
                           Quarter Quarter  %    Quarter Quarter  %
                          --------------------------------------------
                           2005    2004   Change 2005    2004   Change
                          --------------------------------------------
Americas                   57.6    76.6  -24.8% 344,402 415,666 -17.1%
               % of total  39.7%   42.3%          50.7%   51.8%
Europe                     78.4    91.3  -14.1% 294,273 334,894 -12.1%
               % of total  54.1%   50.4%          43.4%   41.7%
Rest of world               9.0    13.2  -31.8%  40,063  51,905 -22.8%
               % of total   6.2%    7.3%           5.9%    6.5%
TOTAL                     145.0   181.1  -19.9% 678,738 802,465 -15.4%
------------------------- --------------------------------------------

                         BREAKDOWN BY COVERING

                               Sales               Seat Units
                           (Expressed in
                            millions of
                                EUR)
                            2nd     2nd           2nd     2nd
                           Quarter Quarter  %    Quarter Quarter  %
                          --------------------------------------------
                           2005    2004   Change 2005    2004   Change
                          --------------------------------------------
Leather                   120.7   150.7  -19.9% 527,175 621,240 -15.1%
               % of total  83.2%   83.2%          77.7%   77.4%
Fabric                     24.3    30.4  -20.1% 151,563 181,225 -16.4%
               % of total  16.8%   16.8%          22.3%   22.6%
TOTAL                     145.0   181.1  -19.9% 678,738 802,465 -15.4%
------------------------- --------------------------------------------

                          BREAKDOWN BY BRAND

                               Sales               Seat Units
                           (Expressed in
                            millions of
                                EUR)
                            2nd     2nd           2nd     2nd
                           Quarter Quarter  %    Quarter Quarter  %
                          --------------------------------------------
                           2005    2004   Change 2005    2004   Change
                          --------------------------------------------
Natuzzi                    97.3   137.1  -29.0% 356,400 512,585 -30.5%
               % of total  67.1%   75.7%          52.5%   63.9%
Italsofa                   47.7    44.0    8.4% 322,338 289,880  11.2%
               % of total  32.9%   24.3%          47.5%   36.1%
TOTAL                     145.0   181.1  -19.9% 678,738 802,465 -15.4%
------------------------- --------------------------------------------

                         GEOGRAPHIC BREAKDOWN

                          Sales                 Seat Units
                      (Expressed in
                     millions of EUR)
                    1st Half 1st Half   %    1st Half  1st Half   %
                    --------------------------------------------------
                      2005     2004   Change  2005      2004    Change
                    --------------------------------------------------
Americas             117.5    156.1  -24.7%   692,757   865,949 -20.0%
         % of total   40.3%    44.5%            50.1%     53.7%
Europe               155.1    171.6   -9.6%   608,546   651,382  -6.6%
         % of total   53.2%    49.0%            44.0%     40.4%
Rest of world         18.9     22.9  -17.5%    81,509    95,257 -14.4%
         % of total    6.5%     6.5%             5.9%      5.9%
TOTAL                291.5    350.6  -16.9% 1,382,812 1,612,588 -14.2%
------------------- --------------------------------------------------

                         BREAKDOWN BY COVERING

                      (Expressed in
                     millions of EUR)
                    1st Half 1st Half   %    1st Half  1st Half   %
                    --------------------------------------------------
                      2005     2004   Change  2005      2004    Change
                    --------------------------------------------------
Leather              241.1    288.7  -16.5% 1,066,686 1,234,315 -13.6%
         % of total   82.7%    82.3%            77.1%     76.5%
Fabric                50.4     61.9  -18.6%   316,126   378,273 -16.4%
         % of total   17.3%    17.7%            22.9%     23.5%
TOTAL                291.5    350.6  -16.9% 1,382,812 1,612,588 -14.2%
------------------- --------------------------------------------------

                          BREAKDOWN BY BRAND

                      (Expressed in
                     millions of EUR)
                    1st Half 1st Half   %    1st Half  1st Half   %
                    --------------------------------------------------
                      2005     2004   Change  2005      2004    Change
                    --------------------------------------------------
Natuzzi              203.0    265.7  -23.6%   775,076 1,042,219 -25.6%
         % of total   69.6%    75.8%            56.1%     64.6%
Italsofa              88.5     84.9    4.2%   607,736   570,369   6.6%
         % of total   30.4%    24.2%            43.9%     35.4%
TOTAL                291.5    350.6  -16.9% 1,382,812 1,612,588 -14.2%
------------------- --------------------------------------------------

                    NATUZZI S.P.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
               as of June 30, 2005 and December 31, 2004
                    (Expressed in millions of EUR)

                                                 June 30, December 31,

                                                   2005       2004
Current Assets:
Cash and cash equivalents                           86.2         87.3
Marketable debt securities                           0.0          0.0
Trade receivables, net                             123.6        137.6
Other receivables                                   40.6         41.2
Inventories                                        126.9        112.6
Unrealized foreign exchange gain                     0.0          7.1
Prepaid expenses and accrued income                  2.8          2.4
Deferred income taxes                                6.0          1.2
                                             ------------ ------------
Total current assets                               386.1        389.4
                                             ------------ ------------
Non-Current Assets:
Net property, plant and equipment                  270.7        272.0
Treasury shares                                      0.0          0.0
Other assets                                        13.3         11.2
Deferred income taxes                                0.6          0.6
                                             ------------ ------------
Total Assets                                       670.7        673.2
                                             ============ ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                               13.1          5.6
Current portion of long-term debt                    0.1          0.6
Accounts payable-trade                              73.2         83.7
Accounts payable-shareholders for dividends          4.4          0.6
Accounts payable-other                              21.4         19.7
Allowance for unrealized foreign exchange
 losses                                              5.4          0.0
Income taxes                                         1.9          2.5
Salaries, wages and related liabilities             21.8         18.7
                                             ------------ ------------
Total current liabilities                          141.3        131.4
                                             ------------ ------------
Long-Term Liabilities:
Employees' termination indemnity                    31.2         29.6
Long-term debt                                       5.8          5.0
Deferred income taxes                                0.4          0.4
Deferred income for capital grants                  12.1         12.5
Other liabilities                                    6.8          5.4
                                             ------------ ------------
Minority Interest                                    0.8          0.9
                                             ------------ ------------
Shareholders' Equity:
Share capital                                       54.7         54.7
Reserves                                            42.3         42.3
Additional paid-in capital                           8.3          8.3
Retained earnings                                  367.0        382.7
                                             ------------ ------------
Total shareholders' equity                         472.3        488.0
                                             ------------ ------------
Total Liabilities and Shareholders' Equity         670.7        673.2
                                             ============ ============

                    NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of June 30, 2005 and 2004
                    (Expressed in millions of EUR)

                                                      June 30 June 30
                                                      ------- -------
                                                        2005    2004
                                                        ----    ----
Cash flows from operating activities:
Net earnings (Losses)                                   (11.9)   22.1
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation                                          14.3    14.7
   Employees' leaving entitlement                         1.5     0.9
   Deferred income taxes                                 (4.8)   (3.3)
   Minority interest                                     (0.1)    0.1
   (Gain) loss on disposal of assets                      0.5    (0.1)
   Change in provision for unrealized foreign exchange
    (losses) / gain                                      12.5     4.6
   Gain on disposal of business                           0.0     0.0
   Impairment losses                                      0.0     0.0
Change in assets and liabilities:
   Receivables, net                                      14.1     5.6
   Inventories                                          (13.5)   (6.4)
   Prepaid expenses and accrued income                   (0.4)   (1.0)
   Other assets                                           4.2    10.9
   Accounts payable                                     (12.6)   (3.4)
   Income taxes                                          (0.6)    0.1
   Salaries, wages and related liabilities                3.0     2.4
   Other liabilities                                     (2.0)   (1.6)
                                                      ------- -------
Total adjustments                                        16.1    23.5
                                                      ------- -------
Net cash provided by operating activities                 4.2    45.6
                                                      ------- -------

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                            (14.8)  (19.3)
   Disposals                                              0.3     6.9
Government grants received                                0.0     0.0
Marketable debt securities:
   Purchases                                              0.0    (0.2)
   Proceeds from maturities                               0.0     0.0
   Proceeds from sales                                    0.0     0.0
Purchase of business, net of cash acquired                0.0     0.0
Purchase of minority interest                            (0.3)    0.0
Disposal of business                                      0.0     0.0
                                                      ------- -------
Net cash used in investing activities                   (14.8)  (12.6)
Cash flows from financing activities:
Long term debt:
   Proceeds                                               0.0     0.4
   Repayments                                            (0.5)   (0.7)
Short-term borrowings                                     7.1     1.4
Exercise of stock options                                 0.0     0.0
Treasury shares                                           0.0     0.0
Dividends paid                                            0.0     0.0
Dividends paid to minority shareholders                  (0.1)    0.0
                                                      ------- -------
Net cash used in financing activities                     6.5     1.1
                                                      ------- -------
Effect of translation adjustments on cash                 2.9     0.2
                                                      ------- -------
Increase (decrease) in cash and cash equivalents         (1.2)   34.3
Cash and cash equivalents, beginning of the year         87.3    63.6
Cash and cash equivalents, end of the period             86.1    97.9

                            Natuzzi S.p.A.

                  SECOND QUARTER AND FIRST HALF 2005

                   FINANCIAL RESULTS TELECONFERENCE

 Senior management will review second quarter 2005 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Daniele Tranchini
                    Chief Sales & Marketing Officer

                           Nicola Dell'Edera
                  Chief Financial Officer ad interim

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                      Thursday, September 8, 2005
                      ---------------------------
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site, www.natuzzi.com, starting from 15:00, Italian time, on September 9,
                                 2005.



    CONTACT: Investor Relations Dept.:
             +39-080-8820-812
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
              OR
             Corporate Press Office:
             +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            NATUZZI S.p.A.
                                                            (Registrant)


Date:  7th September 2005                           By: /s/ GIUSEPPE DESANTIS
                                                        ------------------------
                                                            Giuseppe Desantis